SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


	                            SCHEDULE 13D
	                           (Rule 13d-101)
	               Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

	                    SYSTEM SOFTWARE ASSOCIATES, INC.

	                          (Name of Issuer)

	                 Common Stock, Par Value $.0033 Per Share

                          (Title of Class of Securities)

	                              87183910

	                            (CUSIP Number)

	                          Steven M. Woghin, Esq.
	                 Senior Vice President and General Counsel
	                   Computer Associates International, Inc.
	                     One Computer Associates Plaza
	                       Islandia, New York  11788
	                            (516) 342-5224

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

	                            January 29, 1998

               (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a Statement on Schedule 13G To report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box

CUSIP No. 87183910             13D

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Computer Associates International, Inc.

2  Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
	                                                                  (b)

3  SEC Use Only

4  Sources of Funds (See Instructions)
   WC

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6  Citizenship or Place of Organization

   Delaware

Number of    7   Sole Voting Power
Shares           1,203,603

Beneficially 8   Shared Voting Power
                 0

Each         9   Sole Dispositive Power
Reporting        1,203,603

Person With  10  Shared Dispositive Power
                 0

11  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,203,603


12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13  Percent of Class Represented by Amount in Row (11)
    2.6%

14 Type of Reporting Person (See Instructions)
CO

This Amendment No. 2 amends and supplements the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on September 8, 1997, as amended January 22,1998 (the Schedule 13D) by Computer Associates International, Inc., a Delaware corporation(Computer Associates). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.	Interest in Securities of the Issuer.

		(a) As of the close of business on January 29, 1998, Computer Associates beneficially owned 1,203,603 shares of Common Stock. Such 1,203,603 shares represent approximately 2.6% of the outstanding shares of Common Stock (computed on the basis of 46,586,848 shares of Common Stock outstanding as of January 22, 1998 as specified in the Issuers Annual Report on Form 10-K for the fiscal year ended October 31, 1997, filed on January 29, 1998.

		To the knowledge of Computer Associates, none of Computer Associates directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

		(b)  Computer Associates has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,203,603 shares of
Common Stock beneficially owned by it.

		(c)  On January 29, 1998, Computer Associates sold 2,400,000 shares of Common Stock in a privately negotiated sale for $7.00 per share.


		(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the
1,203,603 shares of Common Stock beneficially owned by Computer Associates.

		(e) January 29, 1998.

	                           SIGNATURES

		After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 1998	                      COMPUTER ASSOCIATES
	                                        INTERNATIONAL, INC.

                                            By:/s/ Steven M. Woghin, Esq.
	                                      Name: Steven M. Woghin, Esq.
	                                      Title: Sr. Vice President &
					                     And General Counsel